July 5, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED

This letter omits confidential information included in the unredacted version of this letter that was delivered to the Staff. Redacted information is reflected with an “*.”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John P. Nolan

Re:	CompuCredit Holdings Corporation
Form 10-K for the period ended December 31, 2011
Filed March 6, 2012
Form 10-Q for the period ended March 31, 2012
Filed May 10, 2012
File No. 000-53717

Dear Mr. Nolan:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated June 21, 2012 (the “Comment Letter”) to J.Paul Whitehead, III, Chief Financial Officer of CompuCredit Holdings Corporation (the “Company”), with respect to the above-referenced SEC filings.

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We also are sending a courtesy copy of this letter to you by Federal Express.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for a portion of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the SEC’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).

Confidential Treatment Requested by CompuCredit Holdings Corporation

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For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the Request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter also has been clearly marked with the legend “Confidential Treatment Requested by CompuCredit Holdings Corporation” and each page is marked for the record with the identifying numbers and code “CHC – 001” through “CHC – 010.”

December 31, 2011 Form 10-K

General

1.	Please tell us in detail and revise future filings to present financial information in your MD&A related to your coal mining operation. Additionally, please revise your financial statements in future filings to disclose your accounting policies related to your coal mining operation and tell us how you considered whether these activities represent a reportable segment.

Company Response:

Our coal mining operation does not represent a material aspect of our business, and we do not believe that further discussion of this operation would be meaningful to the readers of our financial statements. The notes to the financial statements provide on page F-7 of the Form 10-K as follows:

One such investment was a lending arrangement to a start-up coal strip mine operation located in the state of Alabama, and in late 2011, the lending arrangement was modified to give us a controlling interest in the entity, resulting in its consolidation onto our financial statements as of December 31, 2011.

This investment represents a non-core operation of our specialty finance business, the consolidation of this operation results exclusively as a result of a debt work-out, and the operation currently is not expected to be a meaningful ongoing operation for us. As of December 31, 2011, the coal mining operation owed $3.5 million in principal under its

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outstanding note payable to us. Because of the work-out status of this note, we currently are consolidating the coal mining operation’s $2.0 million of total assets as of December 31, 2011, which represented 0.3% of our total assets on that date. Further, the operation is not producing any meaningful revenues, and its results of operations represent less than 0.4% of our combined reported profit of all operating segments that did not report a loss.

When determining whether the coal mining operation represented a segment, we followed the guidance prescribed by ASC 280-10-50-1, which states that an operating segment must have the following three characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Although the coal mining operation does have the characteristics set forth in (a) and (c) above, it is lacking the characteristic set forth in (b) above. Given that the operation represents a work-out loan that is not material to our overall specialty finance business and is not an operation with respect to which we expect to have long-term involvement, its operating results are not regularly reviewed by our chief operating decision maker. Further, the investment would not meet the quantitative thresholds prescribed in ASC 280-10-50-12 as referenced above.

We intend to continue to monitor the coal mining operation and to increase disclosures associated with the operation (including providing separate segment disclosures as applicable) at such time, if any, that it becomes material to our financial statements.

Adjusted Charge-Off Ratio, page 21

2.	Your adjusted charge-off ratio appears to be a non-GAAP financial measure as defined by Item 10(e) of Regulation S-K. Please revise future filings to:

a.	Clearly label this financial measure as non-GAAP;

b.	Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented; and

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c.	Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses this measure.

Company Response:

We do not believe that our adjusted charge-off ratio is a non-GAAP financial measure. The Company corresponded with the Staff about this matter in 2002 and 2003. (See our comment letter response dated April 22, 2003.) The Company also received a similar comment from the Staff in a letter dated September 6, 2007. In our response letter dated September 27, 2007, the Company communicated the results of its 2002 and 2003 dialogue with the Staff and the rationale for conclusions that the adjusted charge-off ratio (and other similar financial, operating and statistical ratios included in the Company’s Credit Cards Segment and Auto Finance segment tabular data within management’s discussion and analysis of the Company’s results) is not a non-GAAP financial measure. In neither of our prior interactions with the Staff did the Staff express any further disagreement with our determination that our adjusted charge-off ratio was not a non-GAAP financial measure.

Under Rule 101(a)(2) of Regulation G, a non-GAAP financial measure does not include “operating and other financial measures and ratios or statistical measures” calculated using GAAP financial measures and operating and other non-GAAP financial measures. Our adjusted charge-off ratio falls within this exception from the definition of non-GAAP financial measure. Essentially, the adjusted charge-off ratio is calculated by dividing the accounting basis of principal receivables charged off (i.e., such basis reflecting discounted purchase prices of certain purchased receivables portfolios) by average managed receivables for the quarter. The accounting basis of principal receivables charged off is a GAAP financial measure that is used to determine two line items on the Company’s consolidated statements of operations: (1) the Provision for losses on loans and fees receivable recorded at net realizable value; and (2) Losses upon charge off of loans and fees receivable recorded at fair value.

Because we operate in the financial industry, some of the relevant measures of productivity and effectiveness regularly will be dollar-denominated and financial in nature. Nonetheless, as with measures of productivity and effectiveness in other industries, the adjusted charge-off ratio is an operating and financial measure and ratio or statistical measure determined as permitted by Rule 101(a)(2). Our adjusted charge-off ratio is analogous to the per mile cost of a seat for an airline or a cost per unit produced for a manufacturer—both of which are based upon underlying GAAP data combined with other data.

Further, we believe that the adjusted charge-off ratio also is not non-GAAP because of the exception provided by Rule 101(a)(3) of Regulation G, which excludes from the definition of non-GAAP Financial Measures “financial measures required to be

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disclosed by . . . Commission rules. . . .” Full disclosure of our financial performance requires, or at least may require, the inclusion of this ratio. We believe this is consistent with the SEC’s stated position that merely providing GAAP information may not be sufficient. We believe that Rule 10b-5 requires, or at least may require, disclosure of the adjusted charge-off ratio, thereby bringing it within the exclusion from the definition provided in Rule 101(a)(3). We believe that this ratio is necessary for readers to compare our financial performance to that of our credit card and auto finance peer groups. Thus, certain readers of our financial statements would consider this ratio material to an understanding of our financial performance.

Because we do not believe that our various MD&A financial, operating, and statistical tabular data are non-GAAP measures, we do not believe that Item 10 of Regulation S-K is applicable.

Note 2. Significant Accounting Policies and Consolidated Financial Statement Components – Investments in Previously Charged-Off Receivables, page F-10

3.	Please revise future filings to clarify how you recognize revenue on a portfolio after cash collections exceed your investment. For example, do you recognize revenue on a cash, accrual, or some other basis.

Company Response:

In future filings we will revise the language to read as follows:

Further, we record each static pool at cost and account for each pool as a single unit for payment application and income recognition purposes, thereby applying the cost recovery method on a portfolio-by-portfolio basis. Under the cost recovery method, we do not recognize income associated with a particular portfolio until cash collections have exceeded the investment. Once cash collections exceed each particular static pool investment, we include them in revenue as we receive them. These revenues are included in our Fees and related income on earning assets in the accompanying statement of operations.

Note 6. Investments in Equity-Method Investees, page F-19

4.	Please tell us in detail and revise future filings to fully and clearly disclose all the relevant facts and circumstances related to your 50.0% interest in a joint venture that in March 2011 purchased the outstanding notes issued out of your U.K. portfolio structured financing trust at fair value. Your response to us and your disclosure should include, but not be limited to, the following information:

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-	Whether your joint venture partner is a related party and if so, the name the related party.
-	The face value and estimated fair value of the notes purchased and how the price of the notes was determined.
-	The amount of notes purchased that were held by related parties.
-	The nature of and estimated fair value of consideration provided to the holders of the notes. We note on page F-32, you disclose that no consideration was paid for the notes.
-	You disclose the joint venture purchased the notes at fair value in the quarter ended March 31, 2011 and subsequently recognized a $34.2 million gain in the same quarter. Please explain in detail why the fair value of the notes increased so significantly shortly after you purchased them.

Company Response:

In future filings we will disclose the following within our Investments in Equity-Method Investees section:

We also use the equity method to account for our March 2011 investment to acquire a 50.0% interest in a joint venture with an unrelated third party that purchased all $164.0 million in face amount) of the outstanding notes issued out of the structured financing trust underlying our U.K. portfolio of credit card receivables (the “U.K. Portfolio”) for a discounted purchase price of $64.5 million in cash, a price that the joint venture partners determined to be attractive based on a discounted cash flow analysis of the remaining expected payments on the notes (all of which were allocable to the class “A” portion of the outstanding notes given that no payments were expected associated with the class “B” portion of the outstanding notes thereby rendering them worthless). At the time of their acquisition by the joint venture, we carried the notes as a liability on our consolidated balance sheet at their fair value of $98.7 million. The 50.0%-owned joint venture elected to account for its investment in the U.K. Portfolio structured financing notes at their fair value, and it recognized a $34.2 million gain (of which our 50% share represented $17.1 million) in the three months ended March 31, 2011 equal to the excess of the fair value of the notes at that date over the joint venture’s discounted purchase price of the notes. We record our respective interests in the income or losses of our equity-method investees within the equity in income (loss) of equity-method investees category on our consolidated statements of operations.

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With respect to the Staff’s comment regarding “no consideration was paid for the notes” above, this particular disclosure on page F-32 of the Form 10-K is directed toward class “B” notes issued out of the U.K. Portfolio structured financing trusts and held in part by certain related parties (as discussed in detail in Note 18, “Related Party Transactions,” to our consolidated financial statements on page F-33 of the Form 10-K). As stated in the prospective disclosure above, the class “B” notes were worthless, and, accordingly, the related party (and other unrelated) holders of the notes surrendered them for no consideration. No payments were made to any related parties in connection with the March 2011 disclosed joint venture notes purchase transaction given that no related parties owned any of the class “A” notes, for which there was significant fair value at the acquisition date. We will revise the wording in future filings as follows:

In March 2011, we invested in a 50.0%-owned joint venture that purchased the outstanding notes issued out of our U.K. Portfolio structured financing trust including those class “B” notes owned by this partnership; given that the class “B” notes were worthless on the acquisition date, no consideration was paid for them.

With respect to the Staff’s comment regarding the increase in the fair value of the notes, the fair value of the notes did not increase significantly from the date of acquisition to the end of the reporting period; rather, the notes were purchased at a discounted purchase price that was significantly below their fair value. Per ASC 820-10-30, differences in purchase price versus fair value can occur in a number of circumstances, the most relevant being:

d.	The market in which the transaction occurs is different from the market in which the reporting entity would sell the asset or transfer the liability, that is, the principal market or most advantageous market.

[*]

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[*]	One paragraph omitted and provided under separate cover to the Staff pursuant to Rule 83.

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Note 8. Fair Value of Assets and Liabilities, page F-20

5.	Please revise future filings to separately disclose purchases, issuances, and settlements in your roll forward of level 3 assets measured at fair value on a recurring basis. Refer to ASC 820-10-50-2.c.2.

Company Response:

In future filings, we will separately disclose purchases, sales, issuances and settlements where applicable.

6.	Please revise future filings to provide a breakdown of Loans and fees receivable pledged as collateral under structured financings, at fair value by structured financing.

Company Response:

We refer the Staff to page F-24 within Note 11, “Notes Payable,” of the Form 10-K where we disclose, for each individual structured financing note outstanding, the face amount, carrying value, interest rate and face amount of collateral of Loans and fees receivable pledged as collateral under structured financings, at fair value.

March 31, 2012 Form 10-Q

General

7.	We note your disclosure on page 24 that you sold late-stage delinquent credit card accounts during the quarter ended March 31, 2012. Please revise your MD&A in future filings to disclose the recorded investment in these receivables at the transaction date and the gain or loss recorded. Also, tell us why you present these receivables as charged-off during the quarter and provide any supporting accounting guidance for this treatment.

Company Response:

In future filings we will include the following revised disclosure:

We do note, however, that we participated in a unique transaction opportunity during the first quarter of 2012, whereby we sold for a total of $10.4 million, a price that we viewed as favorable, $44.0 million in face value of our U.K. portfolio credit cards receivable associated with late-stage delinquent accounts that had not yet reached the 180-day charge-off threshold. These receivables had a GAAP book value of $9.8 million on the sale date, thereby generating an insignificant gain upon their sale. This

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transaction had two effects on our managed receivables data: (1) the future periods’ charge off of these receivables was accelerated into the first quarter of 2012 through our treatment of the accounts as having been charged off in all of our managed receivables charge-off ratios contemporaneous with the sale of these receivables; and (2) the removal of these late-stage delinquent accounts from our March 31, 2012, managed receivables balances contributed to a better-than-typical improvement in our delinquency statistics as of March 31, 2012.

We treated these receivables as charged-off for our managed receivables data as we felt that best presented the underlying economics of the transaction. The receivables that were sold were all in late stages of delinquency. Moreover, because future periods’ charge-off statistics will be beneficially impacted by the sale of these receivables in the current period (as noted in the proposed revised disclosure above), we felt it was appropriate to show in the current period the negative impact of the charge off of these same receivables. For GAAP reporting, these receivables were included on our consolidated balance sheet at their fair value prior to our sale of the receivables. Upon their sale, for GAAP reporting, we (1) treated the receivables as being charged off, with the charged-off balance being included in the Losses upon charge off of loans and fees receivable recorded at fair value category on our consolidated statement of operations, (2) treated the sales price as a recovery upon the sale of the receivables, with such recovery also being netted within the Losses upon charge off of loans and fees receivable recorded at fair value category on our consolidated statement of operations, and (3) removed the receivables from our fair value of receivables balance on our consolidated balance sheet. The decision to reflect the receivables as charged off was based on the specific nature of these receivables (all being involved in various work out programs), the fact that the receivables were effectively treated as charged off already within our GAAP fair value models and were on our books at or near the expected liquidation value we ascribe to charged off receivables, and the fact that the gain upon the sale of the receivables was not significant (i.e., meaning that separate sales (and gain on sale) presentation on our consolidated statement of operations would not have yielded a result materially different than under our chosen treatment).

*     *     *     *     *

Simultaneous with the filing of this letter, the Company also is filing a letter with the tandy language signed by an officer of the Company.

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The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	J.Paul Whitehead, III (CompuCredit Holdings Corporation)
W. Brinkley Dickerson (Troutman Sanders LLP)

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